Exhibit 20


Merrimac Reports First Quarter Results and Previously Reported Restructuring Charge; Significant Increase in Backlog



West Caldwell, N.J., May 12, 2000: Merrimac Industries, Inc. today announced results for the first quarter 2000, and a significant increase in its backlog.

First quarter 2000 sales of $4,911,000 increased 3.6% compared to first quarter sales of the prior fiscal year of $4,739,000. A first quarter 2000 net loss of $164,000 was recorded, due to the net effects of a personnel restructuring charge of $189,000. Net income of $213,000 was reported for the first quarter of 1999. Diluted net loss per share was $.09, resulting from the net effects of the $.10 diluted per share restructuring charge. For the first quarter of the prior year, diluted net income per share of $.12 was reported.

The backlog at the end of the first quarter of 2000 was $8.9 million, an increase of $2.8 million or 46% over year-end 1999, and $1.3 million or 17% when compared to the backlog of $7.6 million at the end of the first quarter of last year. Orders received during the first quarter of 2000 totaling $7.7 million exceeded the first quarter 2000 sales level by approximately 58%.

Chairman and CEO Mason N. Carter commented: "We have been accelerating the transfer of greater levels of production to our Costa Rica operation. This action has permitted a reduction in the West Caldwell workforce, and has therefore necessitated a first quarter restructuring, as previously reported. Our core business, the RF Microwave Group, continues to benefit from the increasing volume of production from our Costa Rica operation. Under the leadership of General Manager Mr. Alberto Oreamuno, we are increasing the competencies and opportunities that the Costa Rica Team can deliver.

"Consolidated gross profit margin for our three operating units in New Jersey, Costa Rica and Canada was over 50%. We continue to fund the advancement of market, product, and process development of Multi-Mix(TM) Microtechnology for the wireless telecommunications industry, while promoting Filtran Microcircuits as an innovative resource to the wireless microwave radio market. Filtran's orders from wireless infrastructure customers have been rising and include higher production volume contracts.

"On April 10, 2000 we announced that Ericsson had purchased 375,000 newly issued shares of Merrimac Common Stock, representing approximately 17.5% of our outstanding common stock. In connection with its investment, we agreed to provide Ericsson Microelectronics with priority access to our patent-pending Multi-Mix(TM) Microtechnology. This alliance is progressing well, with positive interaction between our Company and our new business partner and investor."

This press release contains statements relating to future results of Merrimac (including certain projections and business trends) that are "forward-looking statements" as defined in the Private

Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: general economic and industry conditions; slower than anticipated penetration into the satellite communications, defense and wireless markets; the risk that the benefits expected from the acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation, as well as other risks and uncertainties, including but not limited to those detailed from time to time in Merrimac's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and Merrimac undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave components, assemblies and MMFM(TM) (Micro-Multifunction Modules) serving the wireless telecommunications industry worldwide with enabling technologies for critical commercial applications. Merrimac is focused on providing Total Integrated Packaging Solutions(TM) with Multi-Mix(TM) Microtechnology, a leading edge competency providing value to our customers through miniaturization and integration. The Multi-Mix(TM) process for microwave, multilayer integrated circuits and Micro-Multifunction Modules (MMFM(TM)) is a patent-pending method developed at Merrimac Industries based on fluoropolymer composite substrates. The fusion bonding of multilayer structures provides a homogenous dielectric medium for superior electrical performance at microwave frequencies. The bonded layers may incorporate embedded semiconductor devices, MMICs, etched resistors, passive circuit elements and plated-through via holes to form a 3-D subsystem enclosure that requires no further packaging. The Multi-Mix(TM) Microtechnology Group is ISO-9001 certified.

Merrimac Industries, Inc. and its subsidiary Filtran Microcircuits Inc., with locations in West Caldwell, NJ, San Jose, Costa Rica, and Ottawa, Ontario, Canada, have approximately 200 co-workers in the design and manufacture of signal processing components, gold plating of high-frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro-circuitry, MMFM(TM) and subsystems. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                         Fax:           (973) 882-5989
         Chairman and CEO                        Email:    mnc@merrimacind.com
         Phone: (973) 575-1300, ext. 202

         Erika A. Barsness                       Fax:           (973) 808-3906
         Director, Investor Relations            Email:    eab@merrimacind.com
         Phone: (973) 575-1300, ext. 200 for conference call/replay information

Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: www.prnewswire.com or the Company's website www.merrimacind.com.



                            Merrimac Industries, Inc.
                Summary of Consolidated Statements of Operations
                                   (Unaudited)

                                                         Quarter Ended
                                                        April 1         April 3
                                                         2000            1999
                                                  ------------------------------

Net sales                                            $4,911,000      $4,739,000
Gross profit                                          2,475,000       2,312,000
Selling, general and administrative expenses          2,023,000       1,561,000
Research and development                                356,000         394,000
Interest and other expense, net                          80,000          24,000
Income (loss) before income taxes                  (a)(299,000)         333,000
Provision (benefit) for income taxes               (a)(135,000)         120,000
Net income (loss)                                  (a)(164,000)         213,000

Net income (loss) per common share-basic             (a) ($.09)            $.12
Net income (loss) per common share-diluted           (a) ($.09)            $.12

Weighted average shares outstanding-basic             1,747,000       1,769,000
Weighted average shares outstanding-diluted           1,817,000       1,769,000

(a) Reflects the effects of a restructuring charge of $315,000 which reduced the after-tax results of operations by $189,000 or $.10 diluted per share for the first quarter of 2000.